As filed with the Securities and Exchange Commission on December 11, 2002
Registration Nos. 333-99847, 333-99847-01

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO	POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM S-3	FORM S-11
REGISTRATION STATEMENT	REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933	UNDER THE SECURITIES ACT OF 1933
OF	OF
WACHOVIA CORPORATION	WACHOVIA PREFERRED FUNDING CORP.
(Formerly named First Union Corporation)	(Exact name of registrant as specified in its charter)
(Exact name of registrant as specified in its charter)
North Carolina	Delaware
(State or other jurisdiction of incorporation or organization) 56-0898180 (I.R.S. Employer Identification No.)	(State or other jurisdiction of incorporation or organization) 56-1986430 (I.R.S. Employer Identification No.)
One Wachovia Center Charlotte, North Carolina 28288 (704) 374-6565 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	1620 East Roseville Parkway Roseville, California 95661 (877) 867-7378 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ross E. Jeffries, Jr., Esq.
Senior Vice President and Assistant General Counsel
WACHOVIA CORPORATION
One Wachovia Center
Charlotte, North Carolina 28288-0630
(704) 374-6611
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark J. Menting, Esq.	Kenneth L. Bachman, Esq.
Robert W. Downes, Esq.	Cleary, Gottlieb, Steen & Hamilton
Sullivan & Cromwell	2000 Pennsylvania Avenue
125 Broad Street	Washington, D.C. 20006
New York, New York 10004	(202) 974-1500
(212) 558-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒    333-99847 and 333-99847-01
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Amount being Registered(1)(4)	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

7.25% Non-cumulative Exchangeable Perpetual Series A Preferred Securities, liquidation preference $25.00 per security, of Wachovia Preferred Funding Corp.	18,000,000 securities	$25.00	$450,000,000

Depositary Shares of Wachovia Corporation, each representing 1/6th of one share of Series G, Class A Preferred Stock of Wachovia Corporation	18,000,000 shares	$25.00	$450,000,000	$41,400	(2)(3)

Series G, Class A Preferred Stock, liquidation preference $150.00 per share, of Wachovia Corporation	3,000,000 shares	$150.00	$450,000,000

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)
Pursuant to Rule 457(i), no separate fee is required to be paid for (i) the Depositary Shares of Wachovia Corporation into which the Series A Preferred Securities of Wachovia Preferred Funding Corp. are exchangeable and (ii) the Series G, Class A Preferred Stock represented by the Depositary Shares.

(3)	$34,500 of the registration fee has previously been paid.
(4)
This Registration Statement also relates to offers and sales of the Series A Preferred Securities of Wachovia Preferred Funding Corp. and the Depositary Shares of Wachovia Corporation into which the Series A Preferred Securities of Wachovia Preferred Funding Corp. are exchangeable in connection with market-making transactions by and through affiliates of the Registrants.

The Registrants hereby amend the Registration Statements on such date or dates as may be necessary to delay their effective dates until the Registrants shall file a further amendment which specifically states that the Registration Statements shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statements shall become effective on such date or dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 (this “Amendment”) to the Registration Statements on Form S-11 and Form S-3 (File Nos. 333-99847 and 333-99847-01) of Wachovia Preferred Funding Corp. (the “Company”) and Wachovia Corporation (“Wachovia”), including the exhibits thereto (the “Initial Registration Statement”), which were declared effective by the Securities and Exchange Commission (the “Commission”) on November 25, 2002, is being filed pursuant to Rule 462(b) under the Securities Act of 1933 (“Rule 462(b)”) and includes the registration statement facing page, this page, the signature pages, exhibit indexes, opinions of counsel and auditors’ consents. Pursuant to Rule 462(b), the contents of the Initial Registration Statement are incorporated by reference into this Amendment. This Amendment covers the registration of (i) an additional 3,000,000 7.25% Non-cumulative Exchangeable Perpetual Series A Preferred Securities (the “Series A Preferred Securities”) of the Company for sale in the offering referred to in the Initial Registration Statement, (ii) an additional 3,000,000 Depositary Shares (the “Depositary Shares”) of Wachovia, each representing 1/6th of one share of Series G, Class A Preferred Stock of Wachovia, and (iii) an additional 500,000 shares of Wachovia’s Series G, Class A Preferred Stock. By registering these additional securities, the proposed maximum aggregate offering price of the offering has increased from $375,000,000 to $450,000,000. This Amendment also relates to offers and sales of the Series A Preferred Securities of the Company and the Depositary Shares of Wachovia, into which the Series A Preferred Securities are exchangeable, in connection with market-making transactions by and through affiliates of the Company and Wachovia. This Amendment shall become effective immediately upon filing with the Commission.

CERTIFICATION

The Company and Wachovia hereby certify to the Commission that they have instructed their bank to pay the Commission the filing fee of $6,900 for the additional securities being registered hereby as soon as practicable (but in any event no later than the close of business on December 11, 2002); that they will not revoke such instructions; that they have sufficient funds in the relevant account to cover the amount of the filing fee; and that they undertake to confirm receipt of such instructions by the bank during regular business hours on December 11, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Wachovia Preferred Funding Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 2 to Registration Statement No. 333-99847 to be signed on its behalf by the undersigned, thereunto duly authorized, in Charlotte, North Carolina, on the 11th day of December, 2002.

WACHOVIA PREFERRED FUNDING CORP.

By:	/s/ ROSS E. JEFFRIES, JR.
Name: Title:	Ross E. Jeffries, Jr. Senior Vice President and Assistant General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to Registration Statement No. 333-99847 has been signed by the following persons in the capacities and on the date indicated.

Name	Title

G. KENNEDY THOMPSON* G. Kennedy Thompson	President and Chief Executive Officer

ROBERT P. KELLY* Robert P. Kelly	Senior Executive Vice President and Chief Financial Officer

DAVID M. JULIAN* David M. Julian	Senior Vice President and Corporate Controller (Principal Accounting Officer)

ROBERT L. ANDERSEN* Robert L. Andersen	Director

By	/s/ ROSS E. JEFFRIES, JR., Attorney-in-fact
Ross E. Jeffries, Jr., Attorney-in-fact

Dated: December 11, 2002

EXHIBIT INDEX
TO WACHOVIA PREFERRED
FUNDING CORP.’S
FORM S-11 (FILE NO. 333-99847)

Exhibit		Description

5		Opinion of Ross E. Jeffries, Jr., Esq. relating to Series A preferred securities.

23	(a)	Consent of KPMG LLP.

23	(b)	Consent of Ross E. Jeffries, Jr., Esq. (Included in Exhibit 5.)

24		Power of Attorney.*

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Wachovia Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 2 to Registration Statement No. 333-99847-01 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, as of the 11th day of December, 2002.

WACHOVIA CORPORATION

By:	/s/ MARK C. TREANOR
Name:	Mark C. Treanor
Title:	Senior Executive Vice President, Secretary
and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to Registration Statement No. 333-99847-01 has been signed by the following persons in the capacities and on the date indicated.

Name	Capacity

L.M. BAKER, JR.* L.M. Baker, Jr.	Chairman and Director

G. KENNEDY THOMPSON* G. Kennedy Thompson	President and Chief Executive Officer and Director

ROBERT P. KELLY* Robert P. Kelly	Senior Executive Vice President and Chief Financial Officer

DAVID M. JULIAN* David M. Julian	Senior Vice President and Corporate Controller (Principal Accounting Officer)

F. DUANE ACKERMAN* F. Duane Ackerman	Director

JOHN D. BAKER, II* John D. Baker, II	Director

JAMES S. BALLOUN* James S. Balloun	Director

ROBERT J. BROWN* Robert J. Brown	Director

PETER C. BROWNING* Peter C. Browning	Director

JOHN T. CASTEEN, III* John T. Casteen, III	Director

WILLIAM H. GOODWIN, JR.* William H. Goodwin, Jr.	Director

Name	Capacity

ROBERT A. INGRAM* Robert A. Ingram	Director

MACKEY J. MCDONALD* Mackey J. McDonald	Director

JOSEPH NEUBAUER* Joseph Neubauer	Director

LLOYD U. NOLAND, III*	Director
Lloyd U. Noland, III

RUTH G. SHAW* Ruth G. Shaw	Director

LANTY L. SMITH* Lanty L. Smith	Director

JOHN C. WHITAKER, JR.* John C. Whitaker, Jr.	Director

DONA DAVIS YOUNG* Dona Davis Young	Director

* By /s/ MARK C. TREANOR, Attorney-in-fact Mark C. Treanor, Attorney-in-fact

Dated: December 11, 2002

EXHIBIT INDEX
TO WACHOVIA CORPORATION’S
FORM S-3 (FILE NO. 333-99847-01)

Exhibit		Description

5		Opinion of Ross E. Jeffries, Jr., Esq., relating to depositary shares and Series G, Class A preferred stock.

23	(a)	Consent of KPMG LLP.

23	(b)	Consent of Ernst & Young LLP.

23	(c)	Consent of Ross E. Jeffries, Jr., Esq. (Included in Exhibit 5.)

24		Power of Attorney.*

*	Previously filed.